FORM C Electronic Signature on Behalf of Vooster Corp.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Vooster Corp.

TIN:

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82-0880998

Fiscal Year End 05/22/2017

By:

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Signature

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Zachary Liptak

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Print Name

CEO, Principal Financial Officer/Treasurer, Principal Accounting Officer/Comptroller

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Signature

CEO, Principal Financial Officer/Treasurer, Principal Accounting Officer/Comptroller

Date 10-8-2017

Certification of a majority of the Board of Directors:

Zachary Liptak

Print Name

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Signature

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10-8-2017

Date

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Print Name

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Signature

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Date

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Print Name

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Signature

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Date

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Print Name

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Signature

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Date 10-8-2017